SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                          For the month of April, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X            Form 40-F
                              -----                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                        Yes                 No  X
                           -----              -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:

The notice of annual general meeting of China Petroleum & Chemical Corporation (the "Registrant") for the year 2005, made by the Registrant in English on April 4, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    China Petroleum & Chemical Corporation



                                                           By: /s/ Chen Ge
                                                               -----------

                                                           Name: Chen Ge

                                    Title: Secretary to the Board of Directors



Date: April 5, 2006

                               [GRAPHIC OMITTED]
               (a joint stock limited company incorporated in the
              People's Republic of China with limited liability)
                               (Stock Code: 0386)


               NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2005

NOTICE IS HEREBY GIVEN that the annual general meeting ("Annual General Meeting") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2005 will be held at Crowne Plaza Beijing - Park View Wuzhou, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, China on Wednesday, 24 May 2006 at 9:00 a.m. for the following purposes:

By way of ordinary resolutions:

1. To consider and approve the report of the 2nd Session of the Board of Directors of Sinopec Corp. (including the report of the Board of Directors of Sinopec Corp. for the year 2005).

2. To consider and approve the report of the 2nd Session of the Supervisory Committee of Sinopec Corp. (including the report of the Supervisory Committee of Sinopec Corp. for the year 2005).

3. To consider and approve the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2005.

4. To consider and approve Plan for Profit Appropriation and the Final Dividend of Sinopec Corp. for the year ended 31 December 2005.

5. To appoint the PRC and international auditors, respectively, of Sinopec Corp. for the year 2006 and to authorise the Board of Directors to determine their remuneration.

6. To elect the Third Session of the Board of Directors of Sinopec Corp. (including the independent non-executive directors). According to the Articles of Association of Sinopec Corp., election of the members of the Board of Directors will be by way of cumulative voting. The relevant details of the candidates are set out in the appendix to this notice.

7. To elect the shareholder representative supervisors of the Third Session of the Supervisory Committee of Sinopec Corp. The relevant details of the candidates are set out in the appendix to this notice.

8. To consider and approve the Service Contracts between Sinopec Corp. and Directors of the Third Session of the Board Directors and Supervisors of the Third Session of the Supervisory Committee (including emoluments provisions). Details of the Service Contracts are available in the circular to the H shareholders and also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn)

9. To consider and approve resolutions regarding continuing connected transactions for 2007 to 2009:

      Approve major continuing connected transactions, amendments of agreements, non-major continuing connected transactions and caps for major continuing connected transactions and authorise the Board of Directors of Sinopec Corp. to, at its discretion, take any other action or issue any other documents necessary to implement the major continuing connected transactions and supplemental agreements for connected transactions;

      Details of the continuing connected transactions will be contained in a circular to the H shareholders and will also be available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

By Way of Special Resolutions:

10. To consider and approve resolutions regarding the proposed issuance of commercial paper:

      The issue as commercial paper based on prevailing market terms and compareable commercial papers issued in the PRC. The maximum amount of the commercial paper shall not exceed 10% of the latest audited amount of the net assets at the time of the issue. The effective period of the approval shall commence from the date on which the resolution is approved at 2005 AGM by shareholders and end on the completion of the 2006 AGM. The Chairman shall be authorised to determine matters relevant to the issue of the commercial paper based on the needs of Sinopec Corp. and market conditions;

11. To approve the proposed amendments to the Articles of Association and its schedules of Sinopec Corp. and to authorise the Secretary to the Board of Directors to, on behalf of Sinopec Corp., deal with all applications, filings, registrations and recording relevant to the proposed amendments to the Articles of Association and its schedules.

      Details regarding the proposed amendments to the Articles of Association and its schedules are available in the circular to the H shareholders and also available at the website of Shanghai Stock Exchange
      (http://www.sse.com.cn).

      A shareholder of Sinopec Corp., China Petrochemical Corporation, has notified us that it is proposing to nominate an additional two persons as candidates for the Independent Non-executive Directors of Third Session of the Board of Directors by way of the proposal of supplemental resolutions in April 2006. To ensure that shareholders' rights will be preserved, the proxy form in relation to the election of the directors will be published by the Board of Directors at the time of announcing the supplemental resolutions proposed by China Petrochemical Corporation and dispatched to each of the H shareholder. Investors are reminded to pay attention to this.

                                                  By Order of the Board
                                          China Petroleum & Chemical Corporation
                                                         Chen Ge
                                           Secretary to the Board of Directors

Beijing, PRC, 4 April 2006

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.

Notes:

1.    Eligibility for attending the Annual General Meeting

      Holders of Sinopec Corp.'s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Monday, 24 April 2006 are eligible to attend the Annual General Meeting.

2.    Proxy

      (1) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

      (2) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

      (3) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

      (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3.    Registration procedures for attending the Annual General Meeting

      (1) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (2) Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Thursday, 4 May 2006.

      (3) Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.    Closure of Register of Members

      The register of members of Sinopec Corp. will be closed from Monday, 24 April 2006 to Wednesday, 24 May 2006 (both days inclusive).

5.    Procedures for demanding a poll to vote on resolutions

      Subject to the rules of the stock exchanges to which the shares of Sinopec Corp. are listed, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

      (1)   the chairman of the meeting;

      (2) at least two shareholders present in person or by proxy entitled to vote thereat; or

      (3) one or more shareholders present in person or by proxy and representing 10%o or more of all shares carrying the right to vote at the meeting singly or in aggregate.

      Unless a poll is demanded, a declaration shall be made by the chairman that a resolution has been passed on a show of hands. The demand for a poll may be withdrawn by the person who demands the same.

6.    Resolution for approved by independent shareholders

      Resolution number 9 is a resolution which require the approval by independent shareholders under the Hong Kong Listing Rules. China Petrochemical Corporation and its associations (as defined under the Hong Kong Listing Rules) will abstain from voting.

7.    Other Business

      (1) The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (2) The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at:

            Rooms 17121716, 17th Floor
            Hopewell Centre
            183 Queen's Road East
            Hong Kong

       (3) The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at:

            72 Pu Jian Road
            Pudong District
            Shanghai

       (4) The registered address of Sinopec Corp. is at:

             A6 Huixindong Street
             Chaoyang District
             Beijing 100029
             The People's Republic of China Telephone
             No.: (+86) 10 6499 0060
             Facsimile No.: (+86) 10 6499 0022

Appendix:

Details of the candidates for the Third Session of the Board of Directors of Sinopec Corp

Mr. Chen Tonghai, aged 57, has been the Chairman of the Board of Directors of Sinopec Corp. and President of China Petrochemical Corporation. He is nominated for election as a Non-executive Director. Mr. Chen graduated from Northeast Petroleum Institute in September 1976 specialising in petroleum production engineering. Mr. Chen is a professor level senior economist. He has extensive experience in petrochemical industry administration and macro-economic management. From July 1983 to December 1986, Mr. Chen was Vice Party Secretary and then Party Secretary of Zhenhai Petroleum and Petrochemical Plant under the former Sinopec Group Company. From December 1986 to July 1989, Mr. Chen served as Managing Deputy Mayor of Ningbo City, Zhejiang Province. From July 1989 to June 1991, Mr. Chen served as Managing Deputy Director of the Planning and Economic Committee of Zhejiang Province. From June 1991 to February 1992, Mr. Chen served as Acting Mayor of Ningbo City. From February 1992 to January 1994, Mr. Chen served as Mayor of Ningbo City. From January 1994 to April 1998, Mr. Chen served as Vice Minister of the State Planning Commission. Mr. Chen served as Vice President of Sinopec Group Company from April 1998 to March 2003. Mr. Chen has been President of Sinopec Group Company since March 2003. Mr. Chen served as Director and Vice Chairman of the First Session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. Mr. Chen was elected as Director and Chairman of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

Mr. Zhou Yuan, aged 58, he is nominated for election as Non-executive Director. Mr. Zhou is the Vice President of the Sinopec Group Company. Mr. Zhou graduated from East China Petroleum Institute specializing in Petroleum Geology in September 1975. He is a senior Economist. He has extensive experience in the management of petroleum and petrochemical and government entities. From April 1986 to March 1989, he was the Deputy Secretary of the Party Committee of Xinjiang Petroleum Administration Bureau (Kelamayi City). From March 1989 to August 1990, he was the Deputy Secretary and Secretary of the Disciplinary Committee of the Party Committee of Talimu Exploration and Development Control Department. From August 1990 to January 1992, he was the Deputy Director, Deputy Secretary of the Party Committee of Xinjiang Petroleum Exploration Corporation (Kelamayi City) and Secretary of Department of Politics & Law Committee. From January 1992 to December 1993, he served as Vice Minister of Organization Department of the Party Committee of Xinjiang Autonomous Region. From December 1993 to January 1998, he served as a permanent member of Standing Committee of Discipline Committee and the Deputy Minister of the Party Committee of the Organisation Department of Xinjiang Autonomous Region. From January 1998 to August 1999, he was a member of the Standing Committee of the Disciplinary Committee of the Xinjiang Autonomous Region and the Secretary of the CRC of Yili Autonomous District. From November 1999 to July 2004, he was a member of Standing Committee of the Party Committee of Xinjiang Autonomous Region and Minister of Organization Department of the Party Committee of Xinjiang Autonomous Region. Since July 2004, he has been the Vice President of Sinopec Group Company.

Mr. Wang Tianpu, aged 43, President of Sinopec Corp and he is nominated for election as Executive Director. Mr. Wang graduated from Qingdao Chemical Institute in July 1985 majoring in basic organics chemistry. He obtained his MBA degree in Dalian Polytechnic University in July 1996 and Ph.D. degree in Zhejiang University in August 2003 majoring in chemical engineering. He is a professor level senior engineer and well-experienced in the production and management in petrochemical industry. From March 1999 to February 2000, Mr. Wang was Vice President of Qilu Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp. Qilu Company. From September 2000 to August 2001, he was President of Sinopec Corp. Qilu Company. Mr. Wang was Vice President of Sinopec Corp. from August 2001 to April 2003 and was Senior Vice President of Sinopec Corp. from April 2003 to March 2005. Mr. Wang has been President of Sinopec Corp. since March 2005.

Mr. Zhang Jianhua, aged 41, Senior Vice President of Sinopec Corp and he is nominated for election as Executive Director. Mr. Zhang graduated from East China Chemical Institute in July 1986 majoring in petroleum refining, and obtained a masters degree from East China University of Science and Technology in December 2000 majoring in chemical engineering. He is a professor level senior engineer. From April 1999 to February 2000, Mr. Zhang was Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February to September 2000, he was Vice President of Sinopec Corp. Shanghai Gaoqiao Company. He was President of Sinopec Corp. Shanghai Gaoqiao Company from September 2000 to June 2003. Mr. Zhang served as Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Production Management Dept. from November 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005.

Mr. Wang Zhigang, aged 48, Senior Vice President of Sinopec Corp and he is nominated for election as Executive Director. Mr. Wang graduated from East China Petroleum Institute in January 1982 majoring in oil production, and then obtained a masters degree from University of Petroleum in June 2000 majoring in oil and gas development engineering. He obtained a Ph.D degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003 majoring in geology. He is a professor level senior engineer. From February to June 2000, he was Vice President of Sinopec Shengli Oilfield Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oilfield Company Limited. He was appointed honorary Deputy Director-General of the Economic and Trade Committee of Ningxia Hui Autonomous Region from November 2001 to May 2003. He was Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Exploration and Production Dept. since June 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005.

Mr. Dai Houliang, aged 42, Vice President and he is nominated for election as Executive Director. Mr. Dai graduated from Jiangsu Chemical Institute in July 1985, specialising in Organic Chemical Engineering. From September 1997 to July 1999, he participated in the MBA training program in Nanjing University. He is a professor level senior engineer. He was Deputy Manager of Sinopec Yangzi Petrochemical Company from December 1997 to April 1998. He served as a Director and Deputy General Manager of Sinopec Yangzi Petrochemical Co., Ltd. from April 1998 to July 2002. He was Vice Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Director of Sinopec Yangzi Petrochemical Company from July 2002 to December 2003. He was Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Chairman of Sinopec Yangzi Petrochemical Company from December 2003 to September 2005. He also served as the Chairman of BASF-YPC Company Limited since December 2004. He has been the Deputy Chief Finance Officer of Sinopec Corp. since September 2005. Mr. Dai has been Vice President of Sinopec Corp. since November 2005.

Mr. Fan Yifei, aged 42, Director of Sinopec Corp. and he is nominated for election as Non-executive Director. Mr. Fan graduated from the treasury and finance department of Renmin University of China in July 1993 and obtained a doctoral degree in economics; He obtained a master degree in international economics from the Columbia University in 2002. He is a senior accountant. From June 1993 to September 1994, he was the Assistant to the General Manager and Manager of the Planning and Finance Department of the Trust Investment Company of China Construction Bank successively. From September 1994 to July 1996, he served as Vice General Manager of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. Mr. Fan served as the Assistant to the Governor of China Construction Bank from February 2000 to June 2005, during which he enriched his experience by participating in the Three Gorges project, and also acted as the Assistant to the General Manager of China Changjiang Power Co., Ltd. In June 2005, Mr. Fan was appointed as Deputy Governor of China Construction Bank. Mr. Fan was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

Mr. Yao Zhongmin, aged 53, is nominated for election as Non-executive Director. Mr. Yao graduated from Dongbei University of Finance & Economics specializing in Infrastructure Finance & Credit in September 1977 and graduated as postgraduate from Zhongnan University of Finance & Economics specializing in Investment Economics with a Master Degree in December 1996. He is a senior Economist. Mr. Yao has worked for a long time in financial investment management related work and has extensive experience in finance investment management. From May 1985 to June 1989, he was a member of the Party Committee of China Construction Bank Henan Branch and its Vice-Chairman. From June 1989 to June 1992, he was leading the work of China Construction Bank Henan Branch, and was the Deputy Secretary of the Party Committee and its Vice Chairman. From June 1992 to April 1993, he served as Secretary of the Party Committee of and Chairman of China Construction Bank Henan Branch. He served as Vice Governor of Henan Province from April 1993 to January 1994. From January 1994 to March 1998, he was a member of the CPG of the China Development Bank and its Vice Chairman and Chairman of the Disciplinary and Investigation Committee. From March 1998 to June 1998, he was the Deputy Secretary of the CPG of the China Development Bank and its Vice Chairman and Chairman of the Disciplinary and Investigation Committee. From June 1998, he was the Deputy Secretary of the Party Committee of the China Development Bank and its Vice-Chairman.

Mr. Shi Wanpeng, aged 68, Independent Non-Executive Director of Sinopec Corp and he is nominated for election as an Independent Non-Executive Director. Mr. Shi graduated from Northern Jiaotong University in August 1960 specialising in railway transportation administration. He is a professor level senior engineer. He has long been engaged in economic management work, and has extensive experience in macro-economic management. From January 1983 to January 1987, he served as a Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was the Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as a Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was a Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was the Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as a Vice Minister of the State Economic and Trade Commission. Since January 2003, he has been Chairman of China Packaging Federation. He has been a member of the Standing Committee of the National Committee of the Tenth session of the Chinese People's Political Consultative Conference and Deputy Director of its Economic Committee since March 2003. Mr. Shi was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

Mr. Liu Zhongli, aged 71, is nominated for election as the Independent Non-executive Director. He graduated from the Training Department of Central Communist Party School (undergraduate course) in July 1982. He is a senior economist engaging for a long time in treasury finance administration and government work, and has extensive experience in macro-economic, financial and treasury administration. He was working in Commerce Bureau of Heilongjiang Province in 1952 and in Planning Commission of Heilongjiang Provincial Government in 1963. He had served as Vice Chairman of the General Affairs Office of Planning Commission of Heilongjiang Provincial Government and Deputy Secretary General of Planning Commission of Heilongjiang Provincial Government since September 1973. He was Vice Chairman of Planning Commission of Heilongjiang Provincial Government and a member of Party Committee of Planning Commission of Heilongjiang Provincial Government from July 1982 to May 1983. From May 1983 to May 1985, he was Chairman of Planning Commission (Planning & Economics Department) of Heilongjiang Provincial Government and Secretary of Party Committee of Planning Commission (Planning & Economics Department) of Heilongjiang Provincial Government. He served as Deputy Governor of Heilongjiang province from May 1985 to January 1988. He was Vice Minister of the Ministry of Finance and Deputy Secretary of Party Committee of the Ministry of Finance from February 1988 to July 1990. He served as Deputy Secretary General of the State Council and Deputy Secretary of Party Committee of the State Council from July 1990 to September 1992. From September 1992 to March 1998, he was Minister of the Ministry of Finance and Secretary of Party Committee of the Ministry of Finance and, from February 1994, concurrently Director-General of State Administration of Taxation. From March 1998 to November 2000, he was Head of Economic System Reform Office of the State Council and Secretary of Party Committee of the Economic System Reform Office of the State Council. From November 2000 to March 2003, he was Chairman of National Council for Social Security Fund and Secretary of Party Committee of the National Council for Social Security Fund. He has been a member of the Standing Committee of the 10th Session of the Chinese People's Political Consultative Conference (CPPCC) and Director-General of the Economics Committee of CPPCC since March 2003. Since October 2004, he has concurrently been Chairman of the Chinese Institute of Certified Public Accountants.

The candidates listed above, once elected at the Annual General Meeting, will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, remuneration for the services provided by executive directors under their service contracts will be set in accordance with relevant laws and regulations and "Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.". The "Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp." stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid- and long-term incentive, with specific functions, responsibilities of the management staff and performance of the Company as a whole being taken into account. The remuneration for the services provided by the non-executive directors under their service contracts will be set at RMB5,000 (after-tax) for each attendance at a board meeting. The emolument for services provided by Independent Non-executive Director under the services contract is RMB240,000 per year (before tax). Sinopec Corp. will disclose in the Annual Report for the year 2005 the remuneration obtained by directors of Sinopec Corp. during the reporting period in question.

None of Mr. Chan Tonghai, Mr. Zhou Yuan, Mr. Wang Tianpu, Zhang Jianhua, Mr. Wang Zhigang, Mr. Dai Houliang, Mr. Fan Yifei, Mr. Yao Zhongmin, Mr. Shi Wangpeng and Mr. Liu Zhonghi has any interests in shares of Sinopec Corp. within the meaning of Part XV of the Securities and Future Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission and any Stock Exchange.

Other than those disclosed herein, there are no other matters relating to the above candidates which need to draw to the attention of shareholders or matters which are discloseable under rule 13.51(2) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Details of the candidates for the Third Session of the Supervisory Committee of Sinopec Corp

Mr. Wang Zuoran, aged 55, Chairman of the Supervisory Committee of Sinopec Corp and he is nominated for election as Supervisor. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specialising in economic administration. Mr. Wang is a professor level senior economist and he has extensive experience in the management of petroleum industry. From October 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to President of Sinopec Group Company. Mr. Wang has been Director of Disciplinary Supervision Committee of Sinopec Group Company since July 2001. Mr. Wang served as Supervisor of the First Session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor and Chairman of the Second Session of the Supervisory Committee of Sinopec Corp.

Mr. Zhang Youcai, aged 64, Independent Non-Executive Director of Sinopec Corp. and he is nominated for election as Supervisor. Mr. Zhang graduated from Nanjing Industrial University in August 1965 majoring in inorganic chemistry. He is a professor and has long been engaged in business administration, financial management and government affairs, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice-president, Deputy Party Committee Secretary and President of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was Deputy Director-General and member of the Party Committee Party Group of Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as Deputy Director -General of Planning Commission of Nantong Region. From February 1983 to November 1989, he served as Deputy Mayor, Deputy Party Committee Secretary and Mayor of Nantong City. He was Vice Minister and member of the Party Committee Party Group of Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998, he served concurrently as Director-General of State-owned Assets Administration Bureau). He has been Chairman of the Chinese Institute of Chief Accountants since November 2002. He has been member of the Standing Committee of the 10th National People's Congress (NPC) and Deputy Director-General member of Financial and Economic Committee of NPC from March 2003. Mr. Zhang was elected as an Independent Non-Executive Director of the 2nd Session of Board of Directors of Sinopec Corp. in April 2003.

Mr. Kang Xianzhang, aged 57, Supervisor of Sinopec Corp. and he is nominated for election as Supervisor. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specialising in ideology politics (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specialising in party and political affairs management (bachelor course). He is a senior political worker. From June 1995 to August 1996, he was the Deputy Director of the Organisation Department of the Communist Party Committee of the Tibet Autonomous Region. From August 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organisation Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was a Supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of Sinopec Group Company, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of Sinopec Group Company, as well as Director of the Supervisory Department of Sinopec Corp. since March 2001. Mr. Kang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

Mr. Zou Huiping, aged 45, is nominated for election as Supervisor. Mr. Zou graduated from Jiangxi Institute of Finance and Economics specializing in Trade Economics in July 1986 and he is a professor level senior accountant. From November 1998 to February 2000, he served as Chief Accountant of Sinopec Group Guangzhou Petrochemical. From February 2000 to December 2001, he was Vice Chairman of Financial Assets Department of China Petrochemical Corporation. From December 2001 to March 2006, he was Vice Chairman of Finance and Planning Commission of China Petrochemical Corporation. In March 2006, he was Chairman of Financial Assets Department of Sinopec Group Asset Management Co.,Ltd.. Since March 2006, he has been Head of Audit Department of Sinopec Corp.

Mr. Li Yonggui, aged 65 and he is nominated for election as Independent Supervisor. Mr. Li graduated from Shandong Institute of Finance and Economics in July 1965 majoring in Treasury Finance. He is a senior economist and CPA. He has long been engaged in tax management with extensive management experience in taxation. From February 1985 to December 1988, he was Deputy Director-General of Taxation Bureau of Ministry of Finance. He served as Chief Economist of State

Administration of Taxation from December 1988 to April 1991. From April
1991 to February 1995, he served as Deputy Director-General of State Administration of Taxation. He was Chief Economist of State Administration of Taxation from February 1995 to September 2001. Mr. Li has been Chairman of Chinese Association of Certified Public Taxation Experts since April 2000. Mr. Li was elected as Independent Supervisor of the 2nd Session of Supervisory Committee of Sinopec Corp. in April 2003.

The candidates above, once approved by the Annual General Meeting, will enter into service contracts with Sinopec Corp.. Pursuant to the provisions in the relevant service contracts, the remuneration for the services provided by Mr. Zou Huiping under his service contract will be set in accordance with relevant laws and regulations and "Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.". The "Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp." stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid- and long-term incentive, with specific functions, responsibilities of the management staff and performance of the Company as a whole being taken into account. Mr. Wang Zuoran and Mr. Kang Xianzhang will not be receiving any remuneration from Sinopec Corp. The supervisor's fee for services provided by independent supervisors under their services contract is RMB240,000 per year (before tax). Sinopec Corp. will disclose in the Annual Report for the year 2005 the remuneration obtained by Supervisors of Sinopec Corp. during the reporting period in question.

None of Mr. Wang Zuoran, Mr. Zhang Youcai, Mr. Kang Xianzhang, Mr. Zou Huiping and Mr. Li Yonggui has any interests in share of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission and any Stock Exchange.

Other than those disclosed herein, there are no other matters relating to the above candidates which need to draw to the attention of shareholders or matters which are discloseable under rule 13.51(2) and The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Declaration by Nominator Regarding the Candidates for Independent Non-executive Directors

The nominator, the Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp."), makes the following statements regarding nomination of Mr. Shi Wanpeng and Mr. Liu Zhongli for election as Independent Non-executive Directors of the Third Session of Board of Directors and hereby states that no relationship exists between the candidates and Sinopec Corp. that would affect the independence of the candidates:

The nominations were made after the nominator being fully aware of such details of the candidates as to their occupation, qualification, title, working experience and all of his concurrent positions, etc. (please refer to the Appendix for the detailed resumes of all the candidates). The written consents of the candidates to be nominated for appointment as Independent Non-Executive Directors have been obtained (please refer to the declaration by the candidates for Independent Non-executive Directors). The nominator confirms that each candidate:

1. has the qualifications to hold the office as director of a listed company in accordance with the laws, administrative regulations and other relevant regulations;

2. meets the qualifications for holding the office stipulated by the Articles of Association of Sinopec. Corp.

3. is independent as required by the Guideline Regarding Establishment of Independent Director Systems by Listed Companies issued by the China Securities Regulatory Commission.

      (1) neither the candidate nor his lineal relatives or major social relations holds any position in Sinopec Corp. or its subsidiaries;

      (2) neither the candidate nor his lineal relatives directly or indirectly holds 1% or more of the issued shares of Sinopec Corp or ranks in the top ten shareholders of Sinopec Corp.;

      (3) neither the candidate nor his lineal relatives directly or indirectly holds any position in entities that directly or indirectly hold 5% or more of the issued shares of Sinopec Corp. or entities which rank in the top five shareholders of Sinopec Corp.;

      (4) none of the above 3 situations has occurred to the candidate in the past 1 year;

      (5) the candidates do not provide any financial, legal, management consultancy or technical consultancy services to Sinopec Corp. or its subsidiaries.

4. the number of listed companies in which the candidates are an Independent Non-executive Director does not exceed five (inclusive of Sinopec Corp.).

The nominator hereby warrants the authenticity, completeness and accuracy of the above statements and that they are not misrepresenting or misleading. The nominator is fully aware of the possible consequence which may result from giving any misrepresentation.

                                         The nominator: Board of Directors of
                                         China Petroleum & Chemical Corporation

31st March 2006, Beijing

Declaration by candidates for Independent Non-executive Directors

We, Shi Wanpeng and Liu Zhongli, candidates for election as Independent Non-executive Directors of the Third Session of Board of Directors, hereby warrant that no relationship exists between us and Sinopec Corp. during the term of our office which may affect our independence. Our detailed declaration is as follows:

1. neither we nor our lineal relatives or major social relations hold any position in Sinopec Corp. or its subsidiaries;

2. neither we nor our lineal relatives directly or indirectly hold 1% or more of the issued shares of Sinopec Corp.;

3. neither we nor our lineal relatives rank in the top ten shareholders of Sinopec Corp.;

4. neither we nor our lineal relatives directly or indirectly hold any position in entities that directly or indirectly hold 5% or more of the issued shares of Sinopec Corp.;

5. neither we nor our lineal relatives hold any position in an entity which ranks in the top five shareholders of Sinopec Corp.;

6. none of the 5 situations referred to above has occurred to us during the past 1 year;

7. we do not provide financial, legal, management consultancy or technical consultancy services to Sinopec Corp. or its subsidiaries.

8. we have not received any extra and undisclosed benefits from Sinopec Corp., its substantial shareholders or organizations or individuals with a material interest in Sinopec Corp.

9. we meet the qualifications for holding the position stipulated by the Articles of Association of Sinopec. Corp.

Separately, the number of the listed companies in which we hold position of Independent Non-executive Director does not exceed five (inclusive of Sinopec Corp.).

We understand the responsibilities attached to the position of Independent Non-executive Director and hereby warrant the authenticity, completeness and accuracy of the statements above and that they are not misrepresenting or misleading statement. We are fully aware of the possible consequence for giving misrepresentation. The Shanghai Stock Exchange may rely on this to confirm our qualification and independence. During the term of our office as independent non-executive directors, we will comply with the rules, regulations and notices issued by the China Securities and Regulatory Commission and the listing rules of the Shanghai Stock Exchange. We shall also be subject to the regulation of the Shanghai Stock Exchange and will ensure that we devote sufficient time and efforts in dischanging our duties. We will make independent analysis and will not be affected by Sinopec Corp.'s substantial shareholder, actual controller or other parties who may have an interest in Sinopec Corp.

                           Candidates for Independent Non-executive Directors of
                                  the Third Session of Board of Directors:
                                          Shi Wanpeng Liu Zhongli

31st March 2006, Beijing